Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
January 19, 2016	NYSE:SLW

SILVER WHEATON PROVIDES UPDATE ON CRA DISPUTE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is providing an update on certain matters relating to the ongoing dispute with the Canada Revenue Agency (the “CRA”).

On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Notices of Reassessment issued by the CRA for the 2005-2010 taxation years through a judicial court process rather than continue to pursue the CRA’s internal appeals process. This decision was made in accordance with Silver Wheaton’s right to appeal directly to the Tax Court of Canada 91 days after the date of filing a notice of objection.

“We remain confident in, and we intend to vigorously defend, our business structure. We believe that we have complied with Canadian tax law and feel that the court process, rather than the CRA appeals process, will provide the most expeditious avenue for the resolution of this matter,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Through this entire process, we continue to believe in the strong underlying value of our shares and continue to be active under our normal course issuer bid program in buying back our shares,” he added.

On January 19, 2016, subsequent to filing the Notice of Appeal, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company’s international transactions covering the 2011-2013 taxation years.

It is important to note that the correspondence received is not a proposal or notice of reassessment and the Company is not in a position to determine what, if any, position the CRA will take in respect of the 2011-2013 taxation years. However, if the CRA were to take a position similar to that underlying the Notices of Reassessment for the 2005-2010 taxation years, the Company estimates that the CRA could assert that taxes payable in Canada would increase for the 2011-2013 taxation years by approximately US$310 million. Taxation years subsequent to 2013 also remain open to audit by the CRA.

The timing of the court process for the 2005-2010 taxation years and the audit of the 2011-2013 taxation years is uncertain; however, management intends to vigorously defend any challenge to the Company’s tax filing positions.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to Silver Wheaton’s confidence in its business structure, Silver Wheaton’s appeal to the Tax Court of Canada, response to any future reassessments, the potential reassessment of Silver Wheaton’s 2011-2013 tax filings by the CRA as a result of the audit of those years, the potential reassessment of Silver Wheaton’s future tax filings, Silver Wheaton’s position relating to the current or any future dispute with the CRA, the estimate of future potential taxes, penalties and interest that may be payable to the CRA, the impact of taxes, penalties and interest payable to the CRA, Silver Wheaton’s defense of reassessments issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2013, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, the length of time it would take to resolve the dispute with the CRA in the court process, any future reassessments or an objection to any reassessment, Silver Wheaton’s ability to post security for amounts sought by the CRA under any notices of reassessment, and assessments of the impact and resolution of various legal and tax matters, including proceedings before the courts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: differences in the interpretation or application of tax laws and regulations or accounting policies and rules, Silver Wheaton’s interpretation of, or compliance with, tax laws, and regulations or accounting policies and rules is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any court process and any reassessment of Silver Wheaton’s tax filings and the continuation or timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with the challenge to Silver Wheaton’s tax filings, risks related to claims and legal proceedings against Silver Wheaton, changes to tax legislation and administrative policies, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F and Form 6-K filed August 11, 2015, both on file with the U.S. Securities and Exchange Commission in Washington, D.C.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton may be permitted to post security for amounts sought by the CRA under any notices of reassessment, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any proposal, reassessment or dispute, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and any future potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income. Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

This release contains references to United States dollars and Canadian dollars. All amounts payable to CRA are payable in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.